Exhibit 99.2

ATTUNITY LTD

NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, DECEMBER 31, 2009

To the Shareholders of Attunity Ltd (“we”, “Attunity” or the “Company”):

        We cordially invite you to the 2009 Annual General Meeting of Shareholders (the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Thursday, December 31, 2009, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel, for the following purposes:

1.	To re-elect five directors;

2.	To approve an amendment and extension of the Company’s Convertible Promissory Notes due November 4, 2010;

3.	To grant stock options to, and approve a revision in the structure of the annual bonus of, Mr. Shimon Alon, our Chairman and Chief Executive Officer;

4.	To clarify and ratify the stock option policy of the Company with respect to non-employee directors;

5.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

6.	To review and consider our auditors’ report and our consolidated financial statements for the year ended December 31, 2008.

        The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

        Shareholders of record at the close of business on November 23, 2009 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors and Chief Executive Officer DROR ELKAYAM VP Finance & Secretary

November 27, 2009

ATTUNITY LTD
Kfar-Netter Industrial Park, Kfar-Netter, Israel

PROXY STATEMENT

2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd (“we”, “Attunity” or the “Company”) to be voted at the 2009 Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Thursday, December 31, 2009, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about November 25, 2009.

Purpose of the Meeting

        It is proposed that at the Meeting resolutions be adopted (1) to re-elect five directors; (2) to approve an amendment and extension of the Company’s Convertible Promissory Notes due November 4, 2010; (3) to clarify and ratify the stock option policy of the Company with respect to non-employee directors; (4) to grant stock options to, and approve a revision in the structure of the annual bonus of, Mr. Shimon Alon, our Chairman and Chief Executive Officer; and (5) to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

        In addition, our auditors’ report and our consolidated financial statements for the year ended December 31, 2008 will be reviewed and considered at the Meeting.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

        Only holders of record of our Ordinary Shares, par value (nominal value) NIS 0.10 per share, as of the close of business on November 23, 2009 (the “record date”), are entitled to notice of, and to vote at, the Meeting. As of November 10, 2009, there were outstanding 31,560,744 Ordinary Shares. Each Ordinary Share entitles the holder to one vote.

        Consistent with our Articles of Association and the Israeli Companies Law, 5759-1999 (the “Companies Law”), the quorum at the Meeting shall be two shareholders present, in person or by proxy, holding or representing at least twenty five percent (25%) of the voting rights in the Company. If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Thursday, January 7, 2010 at the same time and place or any other date and place as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum

Voting and Proxies

        Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefore. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of stock.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

        Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information as of November 10, 2009 regarding the beneficial ownership by (i) each of our directors, (ii) all shareholders known to us to own beneficially more than 5% of our Ordinary Shares and (iii) all directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Shimon Alon	4,785,554	(3)	14.41%
Ron Zuckerman	2,731,980	(4)	8.38%
Bonale Foundation	1,682,899	(5)	5.24%
Itzhak (Aki) Ratner	1,382,951	(6)	4.31%
Dov Biran	933,720	(7)	2.96%
Dani Falk	*		*
Tali Alush-Aben	*		*
Zamir Bar Zion	*		*
Dror Elkayam	*		*
Directors and Officers as a group
(consisting of 9 persons)	10,124,204	(8)	28.14%

*	Less Than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 31,560,744 ordinary shares issued and outstanding as of November 10, 2009.

(3)	Mr. Alon is the Chairman of our Board. Includes an aggregate of 2,783,121 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; 1,001,191 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; Rights to purchase up to 157,628 Ordinary Shares together with 2009 Warrants to purchase up to 78,814 Ordinary Shares; and 360,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.30 to $2.42 per ordinary share.

(4)	Mr. Zuckerman is a member of our Board. Includes an aggregate of 1,614,072 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; 416,666 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; Rights to purchase up to 157,628 Ordinary Shares together with 2009 Warrants to purchase up to 78,814 Ordinary Shares; and 60,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $008 to $2.42 per ordinary share. See footnote 5 below.

(5)	Bonale Foundation is a trust for the benefit of persons related to Mr. Zuckerman. Includes 1,121,933 ordinary shares and 560,966 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share (the “Bonale Shares”). Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(6)	Mr. Ratner is a member of our Board. Includes an aggregate of 860,249 ordinary shares; Convertible Promissory Notes due 2009 to purchase 128,002 ordinary shares at a conversion price of $1.25 per share; 48,000 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; and 243,898 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary shares; and Rights to purchase up to 68,535 Ordinary Shares together with 2009 Warrants to purchase up to 34,267 Ordinary Shares.

(7)	Mr. Biran is a member of our Board. Includes an aggregate of 863,720 ordinary shares; and 70,000 ordinary shares issuable upon exercise of stock options, exercisable at exercise prices ranging from $0.08 to $2.42 per share.

(8)	Includes 6,131,162 ordinary shares; Convertible Promissory Notes due 2009 to purchase 716,803 ordinary shares at a conversion price of $1.25 per share; 268,800 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; 1,661,755 Ordinary Shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share ;and 770,000 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.08 to $2.46 per ordinary share.

*PROPOSALS FOR THE 2009 ANNUAL GENERAL MEETING*

ITEM 1 –ELECTION OF FIVE DIRECTORS
(Item 1 on the Proxy Card)

General

        Our directors, other than the outside directors, are elected at each annual meeting of shareholders. We are presenting five nominees for election as directors at the Meeting, all such nominees being current members of our Board of Directors. These nominees were recommended to our Board of Directors by the Nominating Committee, which was formed in November 2004 to assist the Board in identifying individuals qualified to become Board members. The current members of the Nominating Committee are Mr. Zamir Bar-Zion, one of our outside directors, and Mr. Shimon Alon, our Chairman and Chief Executive Officer.

        If elected, each of the following nominees will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

        The nominees, their present principal occupation or employment, the year in which each first became a director of Attunity and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid to these nominees, see below under the caption “Executive Compensation.”

Name	Principal Occupation or Employment	Age	Director Since

Shimon Alon (1)	Chairman of our Board of Directors and Chief Executive Officer	59	2004
Dov Biran	Professor of entrepreneurship and computers at Babson College; CEO of Fitango Inc.	57	2003
Dan Falk	Director of companies	64	2002
Itzhak (Aki) Ratner (1)	Director of companies	53	2004
Ron Zuckerman (1)	Director of companies	52	2004

(1) These directors were initially appointed to our Board of Directors pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, by and between Attunity and the investors named therein. Under the purchase agreement, the investors are entitled to designate two members for election to our Board so long as they continue to beneficially own at least 15% of our issued and outstanding Ordinary Shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board so long as they continue to beneficially own at least 5% of our issued and outstanding Ordinary Shares, on an as converted basis (excluding unexercised warrants). We are required to use our best efforts to ensure that such director(s) is/are duly elected to the Board of Directors and, subject to applicable law and NASDAQ rules and regulations, to appoint such director(s) to each committee of our Board of Directors.

Shimon Alon was appointed Chairman of our Board of Directors in May 2004 and was appointed our Chief Executive Officer in June 2008. From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas. Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

Dr. Dov Biran has been a director since December 2003. From March 2000 through October 2001, he served as acting Chief Executive Officer, Chief TechnologyOfficer and a director of Attunity. Dr. Biran is the founder and the CEO of Fitango, Inc. He is a professor of entrepreneurship and computers at Babson College. Prior thereto, Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. Dr. Biran was the Chief Executive Officer of Optimal Technologies, officer in the computer unit of the IDF and was an adjunct professor at Tel Aviv University. Dr. Biran holds a B.Sc., MBA, and a Ph.D. in computers from Tel Aviv University

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., a publicly traded company that provides cost-effective business software solutions. From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems. Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd, Orad Hi-Tec Systems Ltd., Jacada Ltd., Ormat Technologies Inc., Plastopil Ltd., Nova Instruments Ltd., Amiad Filteration Systems Ltd., Chromagen Ltd. and Oridion Medical Ltd. He holds an M.B.A. degree from the Hebrew University School of Business.

Itzhak (Aki) Ratner has been a director since July 2004. He also served as our Chief Executive Officer between September 2004 and May 2008. Mr. Ratner is the Chairman of the board of directors of DCF Technologies Ltd. and the Co-Chairman of the board of directors Softlib Ltd. He was the President of Precise from December 2000 to June 2003 and served as its Managing Director and Vice President of Research and Development from May 1997 to September 2000. After the acquisition of Precise by Veritas in June 2003, Mr. Ratner served as Senior Vice President for Integration at Veritas. Mr. Ratner served in the Israeli Air Force from 1981 to 1996, where he combined operational responsibilities between flying and numerous software development management positions. Mr. Ratner holds a B.Sc. degree in mathematics and computer science from Bar-Ilan University.

Ron Zuckerman has been a director since May 2004. Mr. Zuckerman co-founded Precise Software solutions and served as its Chairman until it was acquired by Veritas in June 2003. Mr. Zuckerman co-founded Sapiens International and served as its Chairman and Chief Executive Officer until March 2000. Mr. Zuckerman is a director of GVT Holdings SA, a Brazilian telephone operator traded on the Brazilian Stock Exchange and is an investor and a director in several privately held companies. Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

        We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except as described above, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

The Proposed Resolutions

        It is proposed that at the Meeting, the following resolutions be adopted (with respect to each nominee):

        “RESOLVED, that Mr. Shimon Alon be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

        “RESOLVED, that Dr. Dov Biran be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

        “RESOLVED, that Mr. Dan Falk be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

        “RESOLVED, that Mr. Itzhak (Aki) Ratner be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”; and

        “RESOLVED, that Mr. Ron Zuckerman be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law.”

Required Vote

        Shareholders may vote in favor of the election of all the nominees named above, or may vote against all or some of such nominees. The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to elect each of the nominees named above as a director.

        The Board of Directors recommends a vote FOR the election of all of the nominees named above.

Outside Directors Continuing in Office

        Tali Alush-Aben and Zamir Bar-Zion, who were elected as outside directors of the Company to serve until December 2011 and December 2010, respectively, continue to serve the Company as outside directors. A brief biography of these directors follows.

        Tali Alush-Aben is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies, with recent activities in Cleantech. Prior to joining Gemini, she served as Marketing Director of RadView, then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. Ms. Alush-Aben holds a B.Sc. degree in mathematics and computer science and an MBA degree, both from Tel Aviv University.

        Zamir Bar-Zion has been an outside director since December 2004. Mr. Bar-Zion managed Jefferies Broadview alliances with Leumi & Co. from May 2006 through March 2009. From May 2004 through January 2006, Mr. Bar-Zion rejoined Excellence Neshua/Piper Jaffray as its Managing Director Investment Banking in Israel. From 2001 through May 2004 Mr. Bar-Zion has managed his independent advisory practice providing private financial counseling. He served as Managing Director for Nessuah Zannex & Co./USBancorp Piper Jaffray from 1998 through 2001. From 1995 to 1998, Mr. Bar-Zion served as a private financial consultant. . Mr. Bar-Zion received his B.Sc. in Computer Science and Finance from New York Institute of Technology, an M.A. from the Department of Finance from Pace University, New York, and a PMD from the Program Management Development Program at Harvard University.

Executive Compensation

        The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers
as a group, consisting of 10 persons for the year ended
December 31, 2008 (including one officer who left the
Company in 2008)	$860,000	$175,000

        We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

        During 2008, an aggregate sum of approximately $175,000 was set aside by us to provide pension, retirement and severance benefits to directors and executive officers. In addition, Mr. Aki Ratner, our former Chief Executive Officer, was entitled to an adjustment period of 12 months, effective June 1, 2008. During the adjustment period, Mr. Ratner was entitled to all rights to which he was entitled under his employment agreement, which we estimate at a total cost to us of $363,000 (some of which are included in the $860,000 figure in the table above).

        In accordance with the approval of our shareholders, non-employee directors who are not external directors receive an annual fee of $9,000 and an attendance fee of $300 per meeting attended. Our non-employee external directors receive, effective July 2008, an annual fee of $9,000 (equivalent to approximately NIS 34,000) and an attendance fee of NIS 1,630 (equivalent to approximately $430) per meeting attended, both linked to the Israeli CPI. In addition, in November 2008, our Audit Committee and Board of Directors adopted a policy, according to which each of our non-employee directors, who may serve from time to time, including our continuing outside directors, will be granted stock options on the following basis:

—	each of our non-employee directors (other than Mr. Ratner, our former CEO, but see Item 4), who may serve us from time to time, will receive (once every three years of service) a grant of options under our stock option plans to purchase 60,000 ordinary shares, which will be vested in three equal installments over three years;

—	an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., the closing price of our shares on the date of the annual general meeting of shareholders in which such director is elected for the first time or reelected after three years of service); and

—	the portion of outstanding options that is scheduled to vest during the year at which the director’s service with us is terminated or expires will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

        The foregoing stock options policy was approved by the shareholders in December 2008. In 2008, we granted to our directors and executive officers options to acquire an aggregate of 300,000 ordinary shares, at an exercise price of $0.08 per share. Such options will expire in December 2014.

        Mr. Alon, our Chairman and Chief Executive Officer, receives compensation in accordance with his employment agreement with us. For details about such agreement, see Item 3 below.

ITEM 2 – CONVERTIBLE PROMISSORY NOTES
(Item 2 on the Proxy Card)

Background

        In May 2004, following the approval of our shareholders, we completed a private placement transaction in which we issued to a group of investors, which included, among others, Mr. Shimon Alon, the Chairman of our board of directors and our Chief Executive Officer, Mr. Ron Zuckerman, a member of our board of directors, and Mr. Itzhak (Aki) Ratner, our former Chief Executive Officer and a member of our board of directors (the “Investors Group”), convertible promissory notes (the “Promissory Notes”) in the aggregate principal amount of $2 million, bearing interest at the rate of 5% per annum, payable semi-annually, convertible at any time after issuance, in whole or in part, into our ordinary shares, at an initial conversion price of $1.75 per share, subject to adjustments, including antidilution adjustments.

        In September 2006, following the approval of our shareholders, we completed a private placement transaction in which we issued to a group of investors, which included, among others, most of the investors in the Investors Group (i) 4,800,000 ordinary shares at a purchase price of $1.25 per share, resulting in aggregate proceeds (before expenses) of $6.0 million and (ii) warrants to purchase up to 2,400,000 of our ordinary shares with an exercise price of $1.25 per share (the “Warrants”).

        In January 2009, following the approval of our shareholders, we entered into an Extension Agreement with the holders of the Promissory Notes, whereby the maturity date of the Promissory Notes was extended by 18 months from May 4, 2009 to November 4, 2010 in consideration for certain amendments in the terms of the Promissory Notes and the Warrants held by the holders of the Promissory Notes and another person.

Proposed Extension Agreement

        In order to improve our cash position, we are currently contemplating to enter into an agreement with the holders of the Promissory Notes (the “Extension Agreement”) on the following key terms and conditions:

—	the maturity date of the Promissory Notes will be extended from November 4, 2010, such that the aggregate principal amount of the Promissory Notes will become due and payable in six equal installments of $333,333.33 (each, an “Installment”) on each of the following dates: (i) November 4, 2010; (ii) February 4, 2011; (iii) May 4, 2011; (iv) August 4, 2011; (v) November 4, 2011; and (vi) February 4, 2012;

—	the interest rate of the Promissory Notes will be increased from an annual rate of a floating annual rate of the LIBOR rate plus five percent (5%) to a fixed annual rate of nine percent (9%), payable in cash together with the applicable Installment;

—	the Warrants held by the holders of the Promissory Notes and another person, exercisable into a total of 600,000 ordinary shares, will be amended so that the expiration date will be extended from April 9, 2011 to the later of (1) February 4, 2012 and (2) date on which the principal amount under the Promissory Note issued to the Holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the Holder;

—	the definition of what constitutes an “event of default” would include (1) a failure by us to pay, when due, indebtedness of more than $100,000 and (2) the declaration of an event of default under our outstanding $2 million loan from Plenus; and

—	other than with respect to Shimon Alon, our Chairman and CEO, and two of our other directors, Ron Zuckerman and Itzhak (Aki) Ratner (also our former CEO), that waived their entitlement to the following, the holders of Promissory Notes will also be entitled to the following:

—	if we fail to timely pay any Installment (including interest), and the same is not remedied within ten (10) days, we will be required to issue warrants to the Holders (1) at an exercise price equal to the average closing price of our ordinary shares in the 14 trading days following the relevant due date, but not less than $0.12 per share, and (2) that are exercisable into a number of ordinary shares equal to 100% of the unpaid balance of the Installment divided by the applicable exercise price. The aforesaid delay in the payment of 10 days or more shall not be considered an event of default; provided that we issue these warrants within 45 days following the relevant due date; and

—	in addition, if we fail to timely pay such Installment (including interest), and the same is not remedied within 90 days from the date it is due, then will be required to issue warrants to the Holders (1) at an exercise price equal to the average closing price of our ordinary shares in the 14 trading days following the aforesaid 90th day, but not less than $0.12 per share and (2) that are exercisable into a number of ordinary shares equal to (A) 60% of the unpaid balance of the principal amount less the Installment (that triggered the issuance above) divided by the applicable exercise price. The aforesaid delay in the payment of more than 90 days will, however, be considered an event of default.

        We have recently approached the holders of the Promissory Notes to finalize and execute the Extension Agreement. While no definitive Extension Agreement has been executed at this stage, nor is there any assurance that the transaction will be completed, the Company’s shareholders will be asked to approve the key terms of the Extension Agreement at the Meeting.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the Company is, and it hereby is, authorized to enter into the Extension Agreement on substantially the same terms described in Item 3 of the Proxy Statement, dated November 27, 2009; provided that (1) any changes to the Extension Agreement shall be approved by the Audit Committee and the Board of Directors of the Company, and (2) the transaction is completed within 120 days following this shareholder resolution.”

Required Vote

        Under the Companies Law, an “extraordinary transaction” (as defined in the Companies Law) of a public company with a “controlling shareholder” (as defined in the Companies Law) or in which a controlling shareholder has a “personal interest” (as defined in the Companies Law), generally require the approval of the audit committee, the board of directors and the shareholders of the company (by a special majority vote in accordance with Section 275 of the Companies Law), in that order. For this purpose, the definition of “controlling shareholder” includes any holder of 25% or more of the outstanding voting rights of the company if no other shareholder holds 25% or more of the outstanding voting rights of the company, and any two or more shareholders who each has a personal interest in the proposal will be deemed to hold their shares jointly. The holders of the Promissory Notes have a personal interest in the Extension Agreement and may be deemed to be the holders, in the aggregate, of more than 25% of our outstanding Ordinary Shares. Accordingly, and for the sake of clarity, we have determined to seek shareholder approval and require that the above proposal will be approved by the affirmative vote of a majority of the shares represented at the Meeting in person or by proxy and voting thereon, and provided that either (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company’s voting power.

        The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal. A “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or voting power or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. To avoid confusion, the enclosed form of proxy card includes a certification that you do not have a personal interest in this proposal. If you have a personal interest in this proposal, please contact the Company’s VP Finance at telephone number: +972-9-899-3000; fax number: +972-9–899-3011 or email dror.elkayam@attunity.com for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the above person on your behalf.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 3 – STOCK OPTIONS AND BONUS TO MR. SHIMON ALON
(Item 3 on the Proxy Card)

Background

        Mr. Shimon Alon was appointed Chairman of our Board of Directors in May 2004. We entered into an employment agreement with Mr. Alon, under which he agreed to also serve as our Chief Executive Officer effective June 1, 2008. Pursuant to the employment agreement, Mr. Alon has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. We agreed to provide Mr. Alon the following payments and benefits:

—	A gross annual salary of NIS 1,125,000 (equates to nearly $298,000) during the term of his employment;

—	A company car and all related expenses will be covered by our company, except related taxes;

—	Company contributions for the benefit of Mr. Alon to our Managers Insurance Policy in the amount of 15.83% of Mr. Alon’s gross salary and Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Alon’s gross salary. Part of the contributions to the Managers Insurance Policy are for severance pay to which Mr. Alon would be entitled;

—	Options to purchase 960,000 ordinary shares, at an exercise price equal to $0.30. The options are subject to the terms of our 2003 Israeli Stock Option Plan. The options become exercisable in three equal installments, at the end of each of the three years following the date of commencement of Mr. Alon’s employment and are accelerated in certain change of control events;

—	An annual bonus that will not exceed NIS 450,000 (equates to nearly $120,000) gross, which shall be paid on a quarterly basis (in amounts that will not exceed NIS 112,500 per quarter (equates to nearly $30,000)), subject to Mr. Alon achieving certain milestones that will be agreed upon;

—	Up to 22 days paid vacation per year;

—	10 days recreation payment a year in an amount normally paid by our company; and

—	In the event of termination of Mr. Alon ‘s employment for any reason (except if the company terminates his employment under such circumstances that he is not entitled to severance pay under Israeli law, if he resigns without giving the required prior notice, or if he gives prior notice of his resignation, for any reason, before 36 months of his employment with our company), Mr. Alon will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period). During the adjustment period, Mr. Alon will be entitled to all rights to which he is entitled under the agreement, except that the options granted to him will cease to vest; however he will be entitled to exercise vested options during such period. The employee-employer relationship will only terminate at the end of the adjustment period. Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment.

        The employment agreement contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Alon not to compete with us or our field of business for 12 months following termination of his employment.

        In accordance with the Companies Law, the agreement with Mr. Alon was approved by our Audit Committee, Board of Directors and our shareholders, in that order. In February 2009, Mr. Alon agreed to temporarily reduce his annual base salary by 10% and waive certain associated social benefits until further notice by him.

Proposed Revision to Structure of Annual Bonus

As described above, Mr. Alon is entitled to an annual bonus that will not exceed NIS 450,000 (equates to nearly $120,000) gross, which shall be paid on a quarterly basis (in amounts that will not exceed NIS 112,500 per quarter (equates to nearly $30,000)), subject to Mr. Alon achieving certain milestones that will be agreed upon. This means, among others, that even if Mr. Alon outperforms the milestone set in one quarter, such outperformance is not carried to the next quarter, whereas the maximum annual bonus is also fixed.

        Following approval of our Compensation Committee, Audit Committee and Board of Directors, it is proposed that the employment agreement with Mr. Alon will be revised so that his annual bonus will continue to be up to a maximum of NIS 450,000 (equates to nearly $120,000) gross and will be paid on a quarterly basis, but (1) it will be clarified that the bonus will be paid subject to Mr. Alon achieving certain milestones that will be set by the Audit Committee and Board of Directors, and (2) Mr. Alon’s underperformance of the targets in one quarter can be balanced with outperformance in subsequent quarters, such that the payment of the bonus, if any, in any quarter may exceed NIS 112,500; provided that the maximum payment in a quarter may not exceed NIS 112,500 in the first quarter, NIS 225,000 in the second quarter, NIS 327,500 in the third quarter and NIS 450,000 in the fourth quarter and that, in any event, the annual bonus will not exceed NIS 450,000.

        Our Compensation Committee, Audit Committee and Board of Directors believe that the proposed change is in the best interest of Attunity and its shareholders primarily because it measures Mr. Alon’s performance on an annual basis rather than only on a short-term quarter-by-quarter basis.

Proposed Grant of Stock Options

        Our success depends to a significant extent on the performance of our Chairman and Chief Executive Officer, Mr. Alon. In recognition of the importance of Mr. Alon to the Company, the Board of Directors has approved, after receipt of a recommendation and approval by the Compensation Committee and the Audit Committee, and subject to the approval of the shareholders of the Company, the grant of options to purchase up to 250,000 Ordinary Shares:

—	One third of the options will become exercisable after one year and the balance will vest in eight equal quarterly installments. The vesting of the options is accelerated in certain change of control events.

—	The exercise price of all options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., the closing price of the Company’s stock on the date of the Meeting).

—	All other terms and conditions in connection with the above options shall be as set forth in our 2003 Israeli Stock Option Plan.

        As described above, in June 2008, in connection with his employment agreement, Mr. Alon, was granted options to purchase 960,000 ordinary shares, at an exercise price equal to $0.30.

The Proposed Resolution

        Pursuant to the Companies Law, the terms of compensation for directors of a public company, such as Attunity, including grants of options and bonus, require approval of the audit committee, board of directors and shareholders, in that order. As described above, our Compensation Committee, Audit Committee and Board of Directors have previously approved the grant of stock options to, and the revision to the annual bonus of, Mr. Alon. It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the grant of stock options to, and the revision to the structure of the annual bonus of, Mr. Alon as described in Item 3 of the Proxy Statement, dated November 27, 2009 is hereby approved.”

Required Vote

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 4 – CLARIFICATION OF STOCK OPTION POLICY
(Item 4 on the Proxy Card)

Background

        As described under the caption “Executive Compensation” above, in November 2008, our Audit Committee and Board of Directors adopted a policy, according to which each of our non-employee directors, who may serve from time to time, including our continuing outside directors, will be granted stock options to purchase 60,000 ordinary shares.

        Our shareholders approved and ratified such non-employee directors stock option policy in December 2008. As of June 1 2009, Mr. Ratner is not an employee of Attunity and no longer receives any compensation from the company other than as a director. Accordingly, at the Meeting, shareholders will be asked to clarify and ratify that the stock option policy of non-employee directors also applies to former employees or consultants, such as Mr. Ratner, who serve on the board of directors.

The Proposed Resolution

        It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that it is hereby clarified and ratified that the stock option policy with respect to non-employee directors, as approved by the Company’s shareholders on December 31, 2008, applies to non-employee directors, as they may serve the Company from time to time, regardless of whether they are former employees or consultants of the Company.”

Required Vote

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 5 – RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 5 on the Proxy Card)

        Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as our auditors in 1992 and has reappointed the firm as our auditors since such time.

        At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer, and other accountants affiliated with Ernst & Young Global, also serve as auditors of our subsidiaries. They have no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of Kost Forer Gabbay & Kasierer is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

        At the Meeting, the shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors. With respect to the year 2008, we paid Kost Forer Gabbay & Kasierer $159,795 for auditing and audit-related services and $14,972 for tax related services.

The Proposed Resolution

        It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the reappointment of the Kost Forer Gabbay & Kasierer as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

        At the Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2008 will be presented for discussion, as required by the Companies Law. The said Auditors’ Report and Consolidated Financial Statements, as well as our annual report on Form 20-F for the year ended December 31, 2008 (filed with the SEC on April 6, 2009), may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov.

        Any shareholder may receive a copy of the said reports and financial statements of the Company, without charge, upon written request to the Company (attention: Mr. Dror Elkayam, VP Finance & Secretary). None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

        This item will not involve a vote of the shareholders.

OTHER MATTERS

        The Board of Directors currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of 2009 Annual Meeting of Shareholders; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors and Chief Executive Officer DROR ELKAYAM VP Finance & Secretary

November 27, 2009

ATTUNITY LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Shimon Alon and Dror Elkayam, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Attunity Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 31, 2009 at 10:00 a.m. at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1 AND (ii) PROPOSALS 2 – 5. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on the reverse side)

2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
ATTUNITY LTD.
December 31, 2009

„	Please sign, date and mail your proxy card in the envelope provided as soon as possible.
„	Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1 AND FOR PROPOSALS 2-5. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	The election of five directors.

☐	FOR ALL NOMINEES

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

☐	FOR ALL EXCEPT (See instructions below)

NOMINEES:

š	Shimon Alon

š	Dov Biran

š	Dan Falk

š	Itzhak (Aki) Ratner

š	Ron Zuckerman

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ☒

2.	To approve an amendment and extension of the Company’s Convertible Promissory Notes due November 4, 2010.

☐ FOR ☐ AGAINST ☐ ABSTAIN

INSTRUCTION (PERSONAL INTEREST): By signing and mailing this proxy card you certify that you do not have a “personal interest” under the Israeli Companies Law in Proposal No. 2. See Proposal No. 2 of the Proxy Statement, under the heading “Required Vote”, for more information and for instructions on how to vote if you do have a “personal interest”.

3.	Togrant stock options to, and approve a revision in the structure of the annual bonus of, Mr. Shimon Alon, the Chairman and Chief Executive Officer.

☐ FOR ☐ AGAINST ☐ ABSTAIN

4.	To clarify and ratify the stock option policy of the Company with respect to non-employee directors.

☐ FOR ☐ AGAINST ☐ ABSTAIN

5.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global, as independent auditors.

☐ FOR ☐ AGAINST ☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______________ Date ____, 2009 Signature of Shareholder___________ Date ___, 2009

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.